UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Sypris Solutions, Inc.
(Name of Subject Company (Issuer))

Sypris Solutions, Inc.
(Names of Filing Persons (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

871655106
(CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey T. Gill
President and Chief Executive Officer
Sypris Solutions, Inc.
101 Bullitt Lane, Suite 450
Louisville, Kentucky 40222
(502) 329-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Caryn F. Price, Esq.
Wyatt, Tarrant & Combs, LLP
500 W. Jefferson Street, Suite 2800
Louisville, Kentucky 40202
(502) 589-5235

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$328,484	$12.91

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 679,553 shares of common stock of Sypris Solutions, Inc., having an aggregate value of $328,484 as of March 31, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

Amount Previously Paid: $12.91	Filing Party: Sypris Solutions, Inc.

Form or Registration No.: 005-48797	Date Filed: March 31, 2008

⁭
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
⁭	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) to the Tender Offer Statement on  Schedule TO amends and supplements the Tender Offer Statement on  Schedule TO filed by Sypris Solutions, Inc., a Delaware corporation (“Sypris”), with the Securities and Exchange Commission on March 31, 2008, in connection with the offer by Sypris to exchange (the “Exchange Offer”) all vested, unexercised options to purchase shares of Sypris’s common stock that are held by eligible participants that have exercise prices equal to or greater than $4.31 per share (the “Eligible Options”). These Eligible Options may be exchanged for shares of common stock or for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options or Shares of Common Stock, dated March 31, 2008 (the “Offer to Exchange”).  Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Exchange.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Amendment No. 1as set forth herein. You should read this Amendment No. 1together with the Schedule TO filed on March 31 2008.

The introductory paragraph of the Schedule TO is hereby amended and supplemented by adding the following language:

“The expiration date has been changed from 5:00 p.m., Eastern Time, on May 1, 2008, to 5:00 p.m., Eastern Time, on May 12, 2008, unless otherwise terminated or further extended.”

ITEM 1.                                Summary Term Sheet

Item 1 of the Schedule TO, which incorporates by reference the information set forth in the Offer to Purchase under “Summary Term Sheet and Frequently Asked Questions”, is hereby amended and supplemented by adding the following language:

“The expiration date has been changed from 5:00 p.m., Eastern  Time, on May 1, 2008, to 5:00 p.m., Eastern Time, on May 12, 2008, unless otherwise terminated or further extended. Any extension of the Offer to Exchange will be sent by email notice or other written notice to all eligible optionees disclosing the extension no later than 9:00 a.m., Eastern Time, on the business day following the previously scheduled expiration date.”

ITEM 4.                                Terms of the Transaction

(a) Material Terms. Item 4 of the Schedule TO, which incorporates by reference, among other things, the information set forth in the Offer to Purchase under “Summary Term Sheet and Frequently Asked Questions” and “The Offer”, is hereby amended and supplemented  by adding the following language:

“The expiration date has been changed from 5:00 p.m., Eastern  Time, on May 1, 2008, to 5:00 p.m., Eastern Time, on May 12, 2008, unless otherwise terminated or further extended. Any extension of the Offer to Exchange will be sent by email notice or other written notice to all eligible optionees disclosing the extension no later than 9:00 a.m., Eastern Time, on the business day following the previously scheduled expiration date.”

Item 4 of the Schedule TO, which incorporates by reference, among other things, the information set forth in the Offer to Purchase under “The Offer – Material U.S. federal income tax consequences” is hereby amended and supplemented by deleting  the following language:

“CIRCULAR 230 DISCLAIMER. THE FOLLOWING DISCLAIMER IS PROVIDED IN ACCORDANCE WITH THE INTERNAL REVENUE SERVICE’S CIRCULAR 230 (21 C.F.R. PART 10). THIS ADVICE IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY YOU FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON YOU. THIS ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF PARTICIPATION IN THE COMPANY’S EQUITY INCENTIVE PLAN. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.”

ITEM 12.                      Exhibits

Item 12 of the Schedule TO is hereby amended to read as follows:

Exhibit Index

Item 12	Exhibits.

99.(a)(1)(a)	Offer to Exchange Certain Unexercised Vested Options for New Vested Shares of Common Stock or New Vested Options to Purchase Common Stock dated March 31, 2008
99.(a)(1)(b)	Exchange Offer Letter
99.(a)(1)(c)	Form of Announcement of Program email
99.(a)(1)(d)	Standard Terms of Awards Granted Executives Under the 2008 Stock Option Exchange Program
99.(a)(1)(e)	Standard Terms of Awards Granted Employees Under the 2008 Stock Option Exchange Program
99.(a)(1)(f)	Withdrawal Form
99.(a)(1)(g)	Form of Confirmation of Receipt of Election Form
99.(a)(1)(h)	Form of Confirmation of Receipt of Withdrawal Form
99.(a)(1)(i)	Form of Reminder of Deadline Emails
99.(a)(1)(j)	Stock Value Calculator
99.(a)(1)(k)	Election Form
99.(a)(1)(l)	Form of Email Notice to Optionees
99.(a)(1)(m)	Additional Optionee Information Regarding Tax Withholding Obligations and Form of Stock Ownership
99.(a)(1)(n)	Form of Acceptance of Options for Cancellation
99.(a)(1)(o)	Form of Notice of New Shares Tendered for Tax Withholding Obligations
99.(a)(1)(p)	Form of Notice of Certain Amendments to the Offer to Exchange
99.(a)(1)(q)	Form of Confirmation of Receipt of Election Form (Original Expiration Date)
99.(b)	None
99.(d)(1)	2004 Sypris Equity Plan
99.(g)	None
99.(h)	None

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sypris Solutions, Inc.

By:	/s/ John R. McGeeney
Name: John R. McGeeney
Title: General Counsel and Secretary

Date: April 7, 2008

Exhibit Index

Item 12	Exhibits.

99.(a)(1)(a)*	Offer to Exchange Certain Unexercised Options for New Options and Common Stock dated March 31, 2008
99.(a)(1)(b)*	Exchange Offer Letter
99.(a)(1)(c)*	Form of Announcement of Program email
99.(a)(1)(d)*	Standard Terms of Awards Granted Executives Under the 2008 Stock Option Exchange Program
99.(a)(1)(e)*	Standard Terms of Awards Granted Employees Under the 2008 Stock Option Exchange Program
99.(a)(1)(f)*	Withdrawal Form
99.(a)(1)(g)	Form of Confirmation of Receipt of Election Form
99.(a)(1)(h)	Form of Confirmation of Receipt of Notice of Withdrawal
99.(a)(1)(i)	Form of Reminder of Deadline Emails
99.(a)(1)(j)*	Stock Value Calculator
99.(a)(1)(k)*	Election Form
99.(a)(1)(l)	Form of Email Notice to Optionees
99.(a)(1)(m)	Additional Optionee Information Regarding Tax Withholding Obligations and Form of Stock Ownership
99.(a)(1)(n)*	Form of Acceptance of Options for Cancellation
99.(a)(1)(o)*	Form of Notice of New Shares Tendered for Tax Withholding Obligations
99.(a)(1)(p)	Form of Notice of Certain Amendments to the Offer to Exchange
99.(a)(1)(q)	Form of Confirmation of Receipt of Election Form (Original Expiration Date)
99.(b)	None
99.(d)(1)**	2004 Sypris Equity Plan
99.(g)	None
99.(h)	None

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference.
**	Incorporated by reference to Sypris’s Registration Statement on Form S-8 (File No. 333-114982) filed with the Commission on April 29, 2004.

8